United States securities and exchange commission logo





                  December 30, 2022

       Eric M. Russell
       Chief Financial Officer
       RREEF Property Trust, Inc.
       875 Third Avenue, 26 th Floor
       New York, NY 10022

                                                        Re: RREEF Property
Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed December 23,
2022
                                                            File No. 333-268995

       Dear Eric M. Russell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Victor Rivera Melendez at 202-551-4182 and Ruairi Regan at 202-551-
       3269 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Real Estate & Construction
       cc:                                              Jason W. Goode, Esq.